EXHIBIT 99.1
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
          AT AKORN:                                 AT FRB:
          Barry LeBlanc        Eric Wingerter       Jenifer Estabrook       Kathy Brunson
          President & CEO      VP-Finance           General Information     Analyst Contact
          (504) 893-9300                            (312) 640-6787          (312) 640-6696


          FOR IMMEDIATE RELEASE
          MONDAY, MAY 1, 1995


                       AKORN ANNOUNCES THIRD-QUARTER RESULTS;
                      CITES TEMPORARY FACTORS IN SLOWER GROWTH;
                         REITERATES CONFIDENCE IN STRATEGY;
                                 COMMENTS ON OUTLOOK

          ABITA SPRINGS, LA, May 1, 1995 -- Akorn, Inc. (Nasdaq: AKRN) today announced third-quarter fiscal 1995 results, which included a marginal increase in sales and a decline in net income per share to 1 cent from 4 cents. Results for the nine months ended March 31, 1995, were highlighted by a 75 percent rise in operating income and a 32 percent increase in net income.

                "We had some challenges this quarter which resulted in slower growth than we've experienced in the recent past," Barry
          D. LeBlanc, president and chief executive officer said. "Three key factors contributed to the decline from expected results for the quarter: the conversion of our leading allergy product to over-the-counter status, the temporary closure of our manufacturing facility due to construction, and cost increases on some products that we currently do not manufacture. We feel third-quarter performance, however, does not signal a downward trend as Akorn's growth strategy is still solid."

          Review of Results

                Net sales for the quarter ended March 31, 1995, were $7.5 million, up 3 percent from last year's $7.3 million. Akorn's third-quarter net income was $228,000, or 1 cent per share, compared with $626,000, or 4 cents per share, in the prior-year period.

                "The decline in revenue growth was attributable to several factors," LeBlanc explained. "First, there was the anticipated loss of AK-Con-A, our leading allergy product. AK-Con-A was recently converted to over-the-counter from prescription status by the Food and Drug Administration (FDA). Currently, we are awaiting approval to begin marketing the drug under its new status."

                LeBlanc continued, "Second, sales and earnings were also affected by the temporary shutdown of our Decatur, Illinois manufacturing facility as required by the previously announced $4.5 million expansion project. The shutdown was about a week longer than originally anticipated, affecting both sales and overhead absorption for the quarter. We view this as a short-

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          term sacrifice for a long-term gain, however, as the expanded manufacturing capacity will help make our products more cost effective. Additionally, the renovated facility gives Akorn new capability to produce suspensions, ointments and unit-dose products."

                "Third," LeBlanc said, "earnings during the quarter were hurt by continued cost increases implemented by some of our suppliers, which have made us less competitive in the generic marketplace. In the short-term we are combating higher product cost by sourcing from alternative suppliers under more favorable agreements. Longer-term, our goal to manufacture all of our products in-house will eliminate reliance on other manufacturers and make us more competitive."

                Gross profit for the quarter ended March 31, 1995, declined 11 percent to $2.7 million from $3.0 million in the year-ago period, with gross margins declining 6 percent to 36.1 percent. According to the company, loss of the highly profitable AK-Con-A sales, lower overhead absorption and increased product costs lead to the decline in gross margin.

                In addition, Akorn experienced two items that virtually offset each other in the third quarter. A change in estimate related to the accounting for aged customer credits reduced selling, general and administrative expense (SG&A) by approximately $300,000. However, a loss of approximately the same amount relating to a decline in the value of a long-term strategic investment was recorded under "other expenses." The investment was made in conjunction with discussions the company was having regarding the licensing of technology for ophthalmic use.

                Akorn's earnings have been fully taxed since the beginning of this fiscal year. The effective rate for the quarter ended March 31, 1995, was 30 percent, compared with an effective rate of 20 percent in fiscal 1994. As a result, comparisons of pre-tax earnings are more favorable than those of net earnings.

                Net sales for the nine months ended March 31, 1995, were $24.4 million, 24 percent greater than the year-ago's $19.7 million. Nine-month net income was approximately $1.6 million, or 10 cents per share, 32 percent greater than the $1.2 million, or 8 cents per share, for the nine-month period of fiscal 1994.

                Gross profit for the nine months ended March 31, 1995, was $9.9 million, an increase of 23 percent over the prior-year amount of $8.1 million. Gross margins remained relatively unchanged during the nine-month period ended March 31, 1995, compared with the prior-year period.

          Operating Highlights

                Commenting on third-quarter results, LeBlanc said, "While our results for the quarter are below desirable levels, the factors contributing to the decline are temporary and manageable and will be sufficiently addressed by the strategies we have had in place for the last three years."

                "The loss of AK-Con-A as an over-the-counter product was anticipated. Upon receiving FDA approval, the product will be marketed under its new status through a joint venture, which should restore profits on the product to previous levels. We had timed our joint venture to begin generating income this quarter, allowing for a seamless transition and virtually no effect on earnings. However, due to delays beyond our control, this did not occur and approval is now anticipated sometime in fiscal 1996."

                LeBlanc continued, "The lower contract revenues and lower overhead absorption are also temporary as our facilities are now back to full production with expanded and more cost-efficient capabilities."

                LeBlanc noted, "To combat the rising costs of products we do not currently manufacture, Akorn continues its efforts to obtain FDA approval for the in-house manufacture of all our pharmaceutical products. Currently, we have six abbreviated new drug applications (ANDAs), representing seven dosage strengths, filed. Our R&D efforts are proceeding nicely, and it is just a matter of time until approvals are obtained. In the meantime,

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          Akorn has signed, and continues to pursue, agreements with alternative suppliers to hold down product costs."

          Outlook

                "In response to these temporary challenges and after evaluating the current mix of Akorn's product line, we took steps in the end of the third quarter to eliminate approximately $1 to $1.5 million of SG&A and other operating costs on an annual basis," LeBlanc stated. "We should begin to see the effects of these reductions in the fourth quarter. Expected reductions will be somewhat offset, however, by higher depreciation and interest associated with the manufacturing expansion project."

                LeBlanc continued, "Based on recent challenges and management's efforts to combat them, we expect earnings in the fourth quarter to be 3 cents to 4 cents on sales of approximately $9 million. Anticipated year-end sales of $33 to $34 million will represent a 15 to 20 percent increase over fiscal 1994. Expected earnings of $2 to $2.5 million, or 13 to 15 cents per share, will fall slightly below fiscal 1994 numbers, which were not fully taxed."

                LeBlanc concluded, "Akorn continues to pursue what management believes is its most important growth strategy for the near term -- the in-licensing of products from other companies, which provides almost immediate sales and earnings. Our low-cost, three-pronged distribution system -- field sales force, telemarketing force and direct-mail (catalog) effort -- positions us as a marketing alternative in the health-care area of ophthalmology for major pharmaceutical companies. We have been very successful in the past and we are confident that our strategy will continue to contribute significantly to our growth. Longer term, we will work to fill our pipeline of ANDAs to optimize margins by accomplishing our goal to manufacture all of our ophthalmic pharmaceutical products in-house."

                Akorn Inc. manufactures, markets and distributes ophthalmic products, including an extensive line of therapeutic and diagnostic pharmaceuticals and over-the-counter products.

                            Financial tables follow .....

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AKORN, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)


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                                             Three Months Ended March 31,                   Nine Months Ended March 31,
                                              1995      1994      % Chg                    1995       1994       % Chg
                                            _____________________________                _______________________________
Net sales                                   $7,503    $7,268         3.2%                $24,428    $19,772        23.5%
Cost of sales                                4,792     4,238        13.1%                 14,484     11,687        23.9%
                                            ________________                             __________________
Gross profit                                 2,711     3,030       -10.5%                  9,944      8,085        23.0%

Selling, general and administrative          1,936     2,009        -3.6%                  6,655      5,902        12.8%
Research and development                       211       253       -16.6%                    562        619        -9.2%
                                            ________________                             __________________
Operating income                               564       768       -26.6%                  2,727      1,564        74.4%

Interest & other, net                         (238)       10        n.m.*                   (186)       (54)        n.m.
                                            ________________                             __________________

Pretax income                                  326       778       -58.1%                  2,541      1,510        68.3%
Income taxes                                    98       152       -35.5%                    922        287       221.3%
                                            ________________                             __________________

Net income                                    $228      $626       -63.6%                 $1,619     $1,223        32.4%
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Per share                                    $0.01     $0.04       -63.5%                  $0.10      $0.08        31.3%
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Shares outstanding                          15,520    15,548        -0.2%                 15,447     15,318         0.8%
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* n.m.:  not meaningful

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AKORN, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

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                                                       March 31,       June 30,
                                                         1995            1994
                                                       _________       ________
Assets
Cash and investments                                    $2,139         $3,650
Accounts receivable, net                                 4,595          4,794
Inventories                                              6,478          4,722
Other current assets                                     1,262          1,006
                                                       _______        _______
  Total current assets                                  14,474         14,172

Property, plant and equipment, net                       9,658          6,249
Other assets                                             1,035            800
                                                       _______        _______
  Total assets                                         $25,167        $21,221
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Liabilities and shareholders' equity
Trade accounts payable                                  $1,845         $2,517
Income taxes payable                                       354            711
Accrued payroll and commissions                            622            876
Accrued reorganization costs                               506            934
Other accrued expenses                                   2,720          1,513
                                                       _______        _______
  Total current liabilities                              6,047          6,551

Long-term debt and capital leases                        3,513            799
Pre-funded development costs                               385            900
Other long-term liabilities                              1,010            628
Shareholders' equity                                    14,212         12,343
                                                       _______        _______
  Total liabilities and shareholders' equity           $25,167        $21,221
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     For additional information regarding Akorn free of charge via fax, dial 1-800-PRO-INFO and enter "AKRN."

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